UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
18 May 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Issued by Harmony Gold
Mining Company Limited

18 May 2010

For more details contact:

Esha Brijmohan
Investor Relations Officer

on +27(0)82 759 1775

or

Marian van der Walt
Executive: Corporate and
Investor Relations

on +27 (0)82 888 1242

or

Graham Briggs
Chief Executive Officer

on +27(0)83 265 0274

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
LSE: HRM
ISIN No.: ZAE000015228

HARMONY, UNIONS AGREE GROUND-BREAKING PROFITABILITY PLAN TO
SAVE JOBS
Johannesburg. Tuesday, 18 May 2010. Harmony Gold Mining Company Limited
(Harmony) today announced a ground-breaking job preservation and profitability agreement with the National Union of Mineworkers (NUM), UASA and Solidarity in
respect of restructuring at the company’s Virginia operations in the Free State.
In terms of the agreement, certain sections of the Virginia operations’ Merriespruit 1 shaft will continue to operate, provided:
o    these sections do not make a loss (on a total cost basis, including any capital expenditure) for two consecutive months; and
o    total costs remained under R250 000/kg.
Last month, Harmony announced – after an extensive review – its intention to close three loss-making shafts at the Virginia operations – Merriespruit 1 and 3, and
Harmony 2. The company has since engaged with trade unions under the auspices of the Commission for Conciliation, Mediation and Arbitration (CCMA), in a bid to
mitigate the effect of the closures on jobs.

Harmony CEO Graham Briggs said: “The innovative agreement announced today resulted from the process of engagement, and points to the excellent relationship between management and trade unions in the Free State.”

“All parties recognise that, to achieve the desired result – keeping one of the shafts operational and containing job losses to fewer than 1 000 – the agreed cost and profitability targets must be achieved through improved productivity. I believe there is a firm commitment to achieve success by everyone involved.”

Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 18, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director